                            Explanation of Responses

(1)   These shares were purchased from the underwriters pursuant to an underwritten public offering by  the Issuer. The offering closed on May
      29, 2018.

(2)   Includes 7,500,000 shares of Common Stock purchased directly by Vatera
      Healthcare Partners LLC and 378,500 shares of Common Stock purchased directly by VHPM Holdings LLC.

(3)   Represents shares of Common Stock held directly by Vatera Healthcare
      Partners LLC, a Reporting Person on this Form 4.

(4)   Vatera Holdings LLC is the manager of Vatera Healthcare Partners LLC and
      VHPM Holdings LLC and Kevin Ferro serves as the Chief Executive Officer,
      Chief Investment Officer and Managing Member of Vatera Holdings LLC.
      Vatera Holdings LLC and Mr. Ferro are Reporting Persons on this Form 4.
      Pursuant to Rule 13d-3 of the U.S. Securities Exchange Act of 1934, as
      amended (the "Exchange Act"), Vatera Holdings LLC and Mr. Ferro may be
      deemed to beneficially own the shares held directly by Vatera Healthcare
      Partners LLC and VHPM Holdings LLC. Each of Vatera Holdings LLC and Mr.
      Ferro disclaims beneficial ownership of any shares owned by Vatera
      Healthcare Partners LLC or VHPM Holdings, except to the extent of its or his pecuniary interest therein.

(5)   Mr. Ferro serves on the Board of Directors of the Issuer (the "Board"),
      together with Cecilia Gonzalo, a managing director of Vatera Holdings LLC, and Thomas P. Koestler, Ph.D., an executive director of Vatera Holdings
      LLC. Solely for purposes of Section 16 of the Exchange Act, Vatera
      Healthcare Partners LLC, VHPM Holdings LLC and Vatera Holdings LLC may be
      deemed to be directors-by-deputization as a result of the service of such persons on the Board.